Exhibit 99.(a)(5)(G)

CUBIST ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD

FOR ACQUISITION OF TRIUS

Lexington, Mass. — August 29, 2013 — Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Trius Therapeutics, Inc. (NASDAQ: TSRX) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) in connection with Cubist’s previously announced tender offer for all of the outstanding common stock of Trius.

Expiration of the HSR waiting period satisfies one of the conditions to the closing of the tender offer. The closing of the transaction is also conditioned on the tender of a majority of the outstanding shares of Trius’ common stock, on a fully diluted basis, and the satisfaction of other customary closing conditions.

Cubist initiated a cash tender offer on August 13, 2013 to purchase all outstanding shares of Trius’ common stock. The tender offer will expire at 9:00 a.m., Eastern Time, on September 11, 2013, unless extended or terminated. Upon the successful closing of the tender offer, stockholders of Trius will receive $13.50 per share in cash, plus one Contingent Value Right, entitling the holder to receive an additional cash payment of up to $2.00 for each share they tender if certain commercial sales milestones are achieved.

About Trius Therapeutics

Trius Therapeutics, Inc. is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious infections. The Company’s lead investigational drug, tedizolid phosphate, is a novel antibiotic in Phase 3 clinical development for the treatment of serious Gram-positive infections, including those caused by methicillin-resistant Staphylococcus aureus. Trius has partnered with Bayer HealthCare for the development and commercialization of tedizolid phosphate outside of the U.S., Canada and the European Union. In addition to the Company’s tedizolid phosphate clinical program, Trius has initiated Investigational New Drug enabling studies for its Gyrase-B development candidate with potent activity in vitro against Gram-negative bacterial pathogens including multi-drug resistant strains of E. coli, Klebsiella, Acinetobacter and Pseudomonas. For more information, visit www.triusrx.com.

About Cubist

Cubist Pharmaceuticals, Inc. is a biopharmaceutical company focused on the research, development, and commercialization of pharmaceutical products that address significant unmet medical needs in the acute care environment. Cubist is headquartered in Lexington, Mass. Additional information can be found at Cubist’s web site at www.cubist.com.

Notice to Investors

This press release is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of Trius common stock are being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Cubist and BRGO Corporation have filed with the SEC on a Tender Offer Statement on Schedule TO on August 13, 2013. Trius also has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer on August 13, 2013. Trius stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Trius stockholders and other investors may obtain free copies of the Tender Offer Statement, Solicitation/Recommendation Statement and other documents filed with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Cubist or Trius by contacting: MacKenzie Partners, Inc. on behalf of Cubist toll free at (800) 322-2885 or collect at (212) 929-5500 or tenderoffer@mackenziepartners.com; or Stefan Loren at Westwicke Partners, LLC on behalf of Trius at (443) 213-0507 or sloren@westwicke.com. Questions and requests for assistance or for additional copies of these documents may be directed to MacKenzie Partners, Inc., the information agent for the offer, at (212) 929-5500 for banks and brokers or toll-free at (800) 322-2885 for stockholders and all others.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Cubist and Trius; the expected timetable for completing the transaction; are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain conditions to the completion of the transaction between Trius and Cubist are not satisfied, or that the transaction may otherwise not be completed on a timely manner, or at all; that, prior to the completion of the transaction, if at all, Trius may not satisfy one or more closing conditions; that the merger agreement may be terminated; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the ability of Cubist to successfully integrate Trius’ operations and employees; the anticipated benefits of the transaction may not be realized; risks related to drug development and commercialization; and those additional factors discussed in Cubist’s and Trius’ most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. Cubist and Trius caution investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Cubist and Trius undertake no obligation to update or revise any of these statements.

Cubist Contacts:	Trius Therapeutics Contacts:
INVESTORS:	INVESTORS:
Eileen C. McIntyre, (781) 860-8533	Stefan Loren at Westwicke Partners, LLC
Vice President, Investor Relations	sloren@westwicke.com
eileen.mcintyre@cubist.com	443-213-0507

Or

MacKenzie Partners, Inc.	MEDIA:
Mark Harnett, (212) 929-5500	Laura Kempke at MSLGROUP
tenderoffer@mackenziepartners.com	trius@mslgroup.com
781-684-0770
MEDIA:
Julie DiCarlo, (781) 860-8063
Senior Director, Corporate Communications
julie.dicarlo@cubist.com

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